Exhibit 21

Subsidiaries of Veru Inc. (1)

The subsidiaries of Veru Inc. are as follows:

Name	Jurisdiction of Organization

Aspen Park Pharmaceuticals, Inc.	Delaware
Badger Acquisition Sub, Inc.	Delaware
PCHC Limited	United Kingdom

(1)	All subsidiaries are wholly owned, directly or indirectly, by Veru Inc.